UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CoBiz Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19089710

(CUSIP Number)

January 24, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Noel N. Rothman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,414,854 (1)

	6.	Shared Voting Power 230,318 (2)

	7.	Sole Dispositive Power 1,414,854 (1)

	8.	Shared Dispositive Power 230,318 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,645,172

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.	Type of Reporting Person (See Instructions) IN

(1)             Includes (a) 1,407,864 shares owned directly by Mr. Rothman, (b) 6,665 shares that are subject to options which are exercisable by Mr. Rothman within 60 days of January 24, 2007 and (c) 325 shares held in an individual retirement account for the benefit of Mr. Rothman.

(2)             Includes (a) 44,112 shares held by NaF Limited Partnership, an entity of which Mr. Rothman is a general partner, (b) 59,210 shares held in various family trusts for which Mr. Rothman is a trustee, (c) 38,550 shares held by Namtor Growth Fund Partnership, an entity of which Mr. Rothman is a general partner, (d) 1,325 shares held by Mr. Rothman’s wife, (e) 6,271 shares held in a trust for which Mr. Rothman’s wife is a co-trustee and (f) 80,850 shares held in trust by Mr. Rothman’s wife.

Item 1.
	(a)	Name of Issuer CoBiz Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 821 17th Street, Denver, CO 80202

Item 2.
	(a)	Name of Person Filing Noel N. Rothman
	(b)	Address of Principal Business Office or, if none, Residence 311 S. Wacker Dr., Ste 4190, Chicago, IL 60606
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 19089710

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,645,172 shares
(b) Percent of class: 6.94%
(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

The Reporting Person has sole voting and dispositive power over 1,414,854 shares consisting of (A) 1,407,864 shares owned directly by Mr. Rothman, (B) 6,665 shares that are subject to options which are exercisable by Mr. Rothman within 60 days of January 24, 2007, and (C) 325 shares held in an individual retirement account for the benefit of Mr. Rothman.

(ii)

Shared power to vote or to direct the vote

The Reporting Person has shared voting and dispositive power over 230,318 shares consisting of (A) 44,112 shares held by NaF Limited Partnership, an entity of which Mr. Rothman is a general partner, (B) 59,210 shares held in various family trusts for which Mr. Rothman is a trustee, (C) 38,550 shares held by Namtor Growth Fund Partnership, an entity of which Mr. Rothman is a general partner, (D) 1,325 shares held by Mr. Rothman’s wife, (E) 6,271 shares held in a trust for which Mr. Rothman’s wife is a co-trustee, and (F) 80,850 shares held in trust by Mr. Rothman’s wife.

(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2007
Date
/s/ NOEL N. ROTHMAN
Signature
Noel N. Rothman
Name/Title